Annual Report for OffGridBox, Inc. (Form C-AR)
("OffGridBox," "we," "our," or the "Company")



Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

The Company

1. **Company Name and Details**

   OffGridBox, Inc.

   Form

   Corporation

   Jurisdiction of the incorporation

   Delaware

   Date of incorporation

   10 October 2016

   Address
   40 Mackay Drive
   Hauppauge, New York 11788
   United States

	Most recent fiscal end	**Prior fiscal end**
Total assets	$322,238	$311,096
Cash and cash equivalent	$32,998	$5,127
Accounts receivable	$122,097	-$18,973
Short-term Debt	$173,060	$126,842
Long-term Debt	$751,540	$835,932
Revenues/sales/project finance	$372,792	$247,402
Costs of good sold	$204,855	$170,055
Taxes Paid	$0	$0
Net income	$36,836	$8,025

Eligibility

2. **The following are true for OffGridBox, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Company or any of its predecessors has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers of the Company

3. **The following individuals (or entities) represent the company as a director and/or officer the Company:**

Name
Sebastiaan Berends

10/01/2018 Present   OffGridBox, Inc. Chief Partnership Officer & Board Member

EDUCATION: College of Europe, Bruges, Belgium Master Degree (Drs.) in European Studies (Politics), 1996 – 1997 University of Amsterdam, The Netherlands Master Degree in Political Science (International Relations), 1990 – 1996 University of Sussex, Brighton, UK Master Degree in Rural Development, 1993 – 1994 LinkedIn: https://www.linkedin.com/in/basberends/

Name
Jodie Wu

07/07/2021 Present   OffGridBox, Inc. CEO/CFO

EDUCATION: Massachusetts Institute of Technology, Cambridge, MA S.B. Mechanical Engineering, Urban Studies and Planning Minor, June 2009 LEADERSHIP & AWARDS: 2016 C3E International Leadership Award, 2011 TEDGlobal Fellow, 2010 Bloomberg BusinessWeek's Most Promising Entrepreneurs, 2010 Echoing Green Fellow, 2009 MIT 100K Business Plan Competition Development Track and Audience Award Winner LinkedIn: https://www.linkedin.com/in/jodiezwu/

Name
Emiliano Cecchini

07/07/2021 Present   OffGridBox, Inc. CTO

EDUCATION: UNIVERSITY OF SIENA, ITALY Ph. D in Chemistry and Energy, August 2006 – May 2009 • Doctorate Thesis on hybrid systems of solar and hydrogen cooling systems (OCESI) UNIVERSITY OF ROME, LA SAPIENZA, ITALY Laurea, Physics, 1991 – 1998 • Studied multi-fractal analysis of random maps, minored in neuro-fuzzy networks LinkedIn: https://www.linkedin.com/in/emiliano-cecchini- it/

Name
Davide Bonsignore

07/06/2021 Present OffGridBox, Inc. Director

EDUCATION: SAPIENZA UNIVERSITY OF ROME, ITALY M.Sc. in Economics and International Development, 2007 – 2009 UNIVERSITY OF FLORENCE, ITALY Laurea, Economic Development, 2003 – 2007 LinkedIn: https://www.linkedin.com/in/davide-bonsignore-it/

Business and Anticipated Business Plan

4. **Business and Business Plan.**

OffGridBox's mission is to provide solar energy and clean water to remote communities around the world. To people who want independence/freedom, OffGridBox is one of the energy and water companies that brings reliable and rugged products fit for any environment. OffGridBox has pushed the frontiers with its deployments across 4 different continents, enabling people to adapt to the changing world and to have a resilient future. OffGridBox was born from a desire to bring solar to communities in the most rapid way possible, enabling us to serve more needs. OffGridBox has a range of products, including all-in-one sustainable solutions providing clean water and solar power to people in remote areas. Projects range from disaster relief to rural electrification, and include desalination, serving coastal and island communities with fresh water.

Our business model is based on several revenue streams: 1) We sell our OffGridBox equipment to or implemented projects funded by International Organizations, NGOs, and other organizations that want to use our technology to achieve their goals of improving access to clean water and renewable energy. We then also provide remote monitoring and after sales services. 2) We sell our products to private customers who want to be independent and prepared. 3) We have won several grants and received ESG funding to implement projects ourselves, to provide access to clean water and renewable energy.

Our product range includes the OffGridBox PIONEER, a containerized 4 kWp-8 kWp solar system with optional water purification and battery storage inside, the OffGridBox FLEX, a modular 2.7 kWp solar system with 2.5-5 kWh battery storage, and the OffGridBox CHIARA, an ultrafiltration system with 20L/min flow and backwash.

OffGridBox has recently been focusing on electrification of health facilities in Central and East Africa. The Company wants to expand its activities in this field, working with different partners, using different sources of funding, and developing different kinds of business models.

OffGridBox currently does not have any patents.

OffGridBox currently has 2 employees.

Risk Factors

5. **Material factors that make an investment in OffGridBox, Inc. speculative or risky:**

   1. OffGridBox operates in parts of the world where political instability, natural disaster, currency fluctuations and other risks can play a role. Also, legal systems do not function well in case of breaking of contracts. We try to mitigate this by getting paid before delivery, by having trustworthy partners, and by building on the over 5 years of experience we have gathered from working in developing countries.
   2. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative,

and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

6. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

7. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

8. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.
If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

9. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

10. Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of

securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

11. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. The Company's management has broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's

economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.
THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Ownership and Capital Structure

Description of Company's Securities

6. **Outstanding Securities**

OffGridBox, Inc. is a corporation organized under the State of Delaware. The Company offers modular and compact units that provide renewable energy and clean water in remote areas. Currently, we service regions across Africa including through related entities. The Company has 15,000,000 shares of common stock authorized. At December 31, 2022, the Company had 10,501,286 shares of common stock issued. During 2023, the Company issued 976,454 shares of common stock to individuals affiliated with the company during 2023. No cash was exchanged for the issuance of shares. As a result, at the time of the initial filing of the offering, 11,477,740 shares of common stock were outstanding.

On 27 April 2024 The Company completed an offering pursuant to Regulation CF and raised $13,123, which at the price of $1 per share, adding up to 13,123 shares. Adding these 13,123 shares, the total outstanding shares of common stock added up to 11,490,863.

The Company's securities on 31 December 2024 were therefore the following:

Class of Security	Amount Authorized	Amount Outstanding
Common Stock	15,000,000	11,490,863

Principal Security Holders on 31 December 2024

Emiliano Cecchini
Securities:	3,300,000
Class:	Common Stock
Voting Power:	28.7%

Davide Bonsignore
Securities:	3,300,000
Class:	Common Stock
Voting Power:	28.7%

Options, Warrants and Other Rights

None.

7. **How may the rights of the securities offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert all shareholders will be diluted by that conversion.

8. **Are there any differences not reflected above between the securities offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

9. **How could the exercise of rights held by the principal owners identified in Question 6 above affect the purchasers of Securities offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

10. **How are the securities offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

11. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

12. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

13. **Describe the material terms of any indebtedness of the Company:**

Creditor(s):	Convertible Notes
Amount Outstanding:	$ 449,637
Interest Rate:	5.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company had a total of $449,637 in convertible notes Outstanding on 31 December 2024. All of the notes have an interest rate of 5% and a discount rate of 20%.

OffGridBox also concluded Revenue Sharing Agreements with Friends and Family in the past. These agreements have a total value of $151,508.

14. **What other exempt offerings has OffGridBox, Inc. conducted within the past three years?**

Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$14
Use of Proceeds:	Stock-based compensation
Date of Offering:	2023-12-31

Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$10
Use of Proceeds:	Stock-based compensation

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

Yes. This concerns the following person:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount
Sebastiaan Berends	Chief Partnership Officer & Board Member	Convertible Notes	$25,000

Financial Condition of the Issuer

27. **Financial condition of the Company and historical results of operations.**

Results of Operations: During the period January 1, 2024 through December 31, 2024, the Company recorded revenue of approximately $372,792, cost of goods sold of approximately $204,855, and a net operating income of approximately $36,836. During the period January 1, 2023 through December 31, 2023, the Company recorded revenue of approximately $247,402, cost of goods sold of approximately $170,055, and a net operating income of approximately -$65,477.

Operating expenses for the year ended December 31, 2024 were $145,196.44, similar to $142,824 reported for the year ended December 31, 2023. Other income for the year ended December 31, 2024 decreased by to $14,096, as compared to $69,029 reported for the year ended December 31, 2023; this was due to a loan forgiveness by DOEN Foundation in that year. Liquidity & Capital Resources: On December 31, 2024, the Company had cash and cash equivalents of $32,998 as compared to cash and cash equivalents of $5,127 on December 31, 2023. During 2024, the Company averaged a monthly burn rate of approximately $12,100 compared to an average monthly burn rate of approximately $11,900 in 2023.

Financial Information

28. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

   1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

OffGridBox, Inc. answers 'NO' to all of the above questions.

Ongoing Reporting

29. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.offgridbox.com/ The Company must continue to comply with the ongoing reporting requirements until:

    ▪ the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    ▪ the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    ▪ the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    ▪ the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    ▪ the issuer liquidates or dissolves its business in accordance with state law.

Signature

30. Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Para 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material aspects.

Jodie Wu
CEO/CFO
Date: 22 April 2025

Sebastiaan Berends
CPO
Date: 22 April 2025

Emiliano Cecchini
CTO
Date: 22 April 2025

Davide Bonsignore
Director
Date: 22 April 2025

Exhibits

Exhibit A: Financial Statements of the Company for 2023 and 2024